Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Accenture plc:

We consent to the incorporation by reference in the registration statements (No. 333-210858) on Form S-3 and (No. 333-210973, No. 333-188134, No. 333-65376-99 and No. 333-164737) on Form S-8 of Accenture plc of our report dated October 28, 2016, with respect to the statements of financial condition of the Amended and Restated Accenture plc 2010 Employee Share Purchase Plan as of August 31, 2016 and 2015, and the related statements of operations and changes in plan equity for each of the years in the three-year period ended August 31, 2016, which report appears in the August 31, 2016 annual report on Form 10-K of Accenture plc.

/s/ KPMG LLP
Chicago, Illinois
October 28, 2016